Exhibit 99.1

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

PUBLICLY-HELD COMPANY

FINAL DETAILED VOTING CHART

Final detailed voting chart of the Extraordinary Shareholders’ Meeting held on April 30, 2021, at 4 p.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, including votes cast through remote voting ballots.

OI S.A.
Extraordinary Shareholders’ Meeting held on April 30, 2021 - 4 p.m
	Shareholding Position
	Common Shares	Preferred Shares	TOTAL
Capital Stock	5,796,477,760	157,727,241	5,954,205,001
Treasury Shares	30,595	1,811,755	1,842,350
Capital Stock without Treasury Shares	5,796,447,165	155,915,486	5,952,362,651
Total Shares of Participating Shareholders	2,089,332,268	13,256,762	2,102,589,030
% Capital Stock	36,05	8,50	35,32

SEQ.	Individual/Corporate Taxpayers’ Registry No. (CPF/CNPJ)	Ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. ("Meden"), responsible for preparing (i) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (ii) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6.404/1976 (the "Brazilian Corporation Law"), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), indirect subsidiary of the Company, to be incorporated to the Company's shareholders' equity (jointly, the "Valuation Reports")	Evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company	Evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company

Examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Merger"), which establishes the terms and conditions of the merger of Telemar with and into the Company (the "Merger")

					Resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock	Examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Partial Spin-off"), which establishes the terms and conditions of the partial spin-off of BTCM (the "Partial Spin-off") with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion")

Resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law

Amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan

							Authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion	TOTAL SHARES (COMMON + PREFERRED

1	55237	Approve/Reject/Abstain	Approve/Reject/ Abstain	Approve/Reject /Abstain	Approve/Reject /Abstain	Approve/Reject/ Abstain	Approve/Reject /Abstain	Approve/Reject /Abstain	Approve/Reject /Abstain	Approve/Reject /Abstain	1,076,371,842
2	28002	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	301,058,144
3	28348	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	13,432,015
4	13974	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	1,747,953
5	19782	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	900,000
6	53825	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	1,300,000
7	26491	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	233,729,300
8	71409	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	9,325
9	13307	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	35,160,700
10	71409	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	940
11	36719	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	2,164,300
12	73333	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	12,702,000
13	13296	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	453,225
14	13136	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	-
15	31050	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	523,800
16	93490	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	3,484,045
17	20544	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	3,583,300
18	21141	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	628,540
19	75166	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	10,432,200
20	27074	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	81,560,847
21	18048	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	7,399,995
22	83609	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	10,910,500
23	12318	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	12,741,700
24	18924	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	2,219,100

25	29596	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	9,952,200
26	60463	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	22,719,500
27	19384	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	73,515,154
28	59877	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	13,713,000
29	33968	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	255,100
30	54797	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	265,620
31	71409	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	8,975,800
32	20903	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	3,750,900
33	25232	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	30,430,900
34	14791	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	4,285,000
35	30066	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	76,300
36	89142	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	2,839,500
37	31064	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	159,653
38	22105	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	-
39	23958	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	-
40	16878	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	61,100
41	24141	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	8,449,900
42	97539	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	1,237,869
43	71102	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	10,375,486
44	32614	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	2,788,300
45	88399	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	162,400
46	12353	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	6,900
47	61828	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	325,400
48	10841	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	145,306
49	10756	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	3,185,222
50	34462	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	495,100
51	39937	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	154,700
52	37910	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	181,200
53	39150	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	506,700
54	34429	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	651,800
55	97548	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	31,882,562
56	36977	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	2,142,700

57	10263	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	52,106,009
58	37555	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	3,927,978
59	17115	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	350,000